SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Jupiter Media Metrix, Inc
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    58440X103
                               -------------------
                                 (CUSIP Number)


                               September 30, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check  the  appropriate  box to  designate  the rule  pursuant  to  which  this
Schedule is filed:

|X| Rule 13d-1(b)
|_| Rule 13d-1(c)
|_| Rule 13d-1(d)

                                 ---------------



                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No.  58440X103                                           Page 2 of 6 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gilder Gagnon Howe & Co. LLC
        13-3174112
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|

                                                                       (b) |_|
--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                         5)    SOLE VOTING POWER
                               None
        NUMBER           -------------------------------------------------------
        OF               6)    SHARED VOTING POWER
        SHARES                 None
        BENEFICIALLY     -------------------------------------------------------
        OWNED BY         7)    SOLE DISPOSITIVE POWER
        EACH                   None
        REPORTING        -------------------------------------------------------
        PERSON           8)    SHARED DISPOSITIVE POWER
        WITH
                               530,100
--------------------------------------------------------------------------------
9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        530,100
--------------------------------------------------------------------------------
10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES                                                              |_|
--------------------------------------------------------------------------------
11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        1.53%
--------------------------------------------------------------------------------
12)     TYPE OF REPORTING PERSON

        BD
--------------------------------------------------------------------------------

                                Page 2 of 6 Pages

                                  Schedule 13G

Item 1(a). Name of Issuer:

Jupiter Media Metrix, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

35 East 21st Street
New York, NY 10010


Item 2(a). Name of Person Filing:

Gilder Gagnon Howe & Co. LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

1775 Broadway, 26th Floor
New York, NY  10019

Item 2(c). Citizenship:

New York

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

58440X103

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) |X| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

           (b) |_|  Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c)

           (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

           (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

           (e) |_|  Investment Adviser in accordance with ss.240.13d-1(b)
                    (1)(ii)(E)

           (f) |_| Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

           (g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

                                     Page 3 of 6 Pages

           (h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

           (j)  |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.    Ownership.

           (a)  Amount beneficially owned:  530,100

           (b)  Percent of class:  1.53%

           (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: None

                  (ii)  Shared power to vote or to direct the vote: None

                  (iii) Sole power to dispose or to direct the  disposition  of:
                        None

                  (iv)  Shared power to dispose or to direct the disposition of:
                        530,100

         The shares reported include 530,100 shares held in customer accounts over which partners and/or employees of the Reporting Person have discretionary authority to to dispose of or direct the disposition of the shares.

Item 5.     Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.   Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                    October 10, 2000
                                    ----------------------------
                                        Date

                                    /s/ Walter Weadock
                                    ----------------------------
                                        Signature

                                    Walter Weadock, Member
                                    -------------------------------
                                        Name/Title

                                Page 6 of 6 Pages